VIA EDGAR AND OVERNIGHT MAIL

June 28, 2005

Mr. Daniel L. Gordon

Branch Chief, Division of Corporation Finance

Mail Stop 0409

U.S. Securities and Exchange Commission

100 F Street

Washington, D.C. 20549

Re.	Wells Real Estate Fund VIII, L.P.
Form 10-K for the year ended December 31, 2004
Filed March 30, 2005
File No. 0-27888

Dear Mr. Gordon:

This letter is submitted in response to your letter dated May 31, 2005 regarding the comments of the Commission Staff related to the above-referenced fling. Our responses are set forth below in numerical order corresponding to the numbered comments in your letter.

In instances where management concurs that clarification would enhance reporting for Wells Real Estate Fund VIII, L.P. (“Wells Fund VIII”), we have indicated that such modifications will be made in future filings. We believe that the issues raised by your comments do not raise to a level which would require Wells Fund VIII to file a Form 10-K/A to amend its previous Form 10-K. We welcome the opportunity to discuss your comments and are available to do so at (770) – 449- 7800.

Form 10-K for the year ended December 31, 2004

Note 4. Investment in Joint Venture, page F-12

Comment:

1.	You have requested us to clarify in future filings whether we have adopted FIN 46(R), as required by the effective date. You’ve also requested us to explain whether any of our equity method investments are variable interest entities under paragraph 5(c) of FIN 46(R) and to briefly explain how we concluded that Wells Fund VIII was not the primary beneficiary of such investments.

Response:

We make certain investments in joint ventures, which are designed to acquire and operate commercial office buildings. The entities that own these office buildings are organized in the legal form of general partnerships, whereby each of the venturers retains an ownership interest and is allocated profits, losses and cash flows of the joint venture based upon their respective ownership interests (which are determined based upon their relative capital contributions to the entity). As is common with real estate joint ventures of this type, major decisions are required to be approved unanimously by all of the venturers. Consequently, the venturers’ voting rights are not proportional to their obligation to absorb expected losses or receive the expected residual returns, or both, as set forth in FIN 46(R), paragraph 5(c)(i).

When determining whether joint ventures are variable interest entities (“VIE”) under FIN 46(R), paragraph 5(c), we considered the requirement to consolidate the joint ventures only if the conditions set forth in both paragraph 5(c)(i), which is described above, and paragraph 5(c)(ii) are present. The condition set forth in paragraph 5(c)(ii) requires that “substantially all of the entity’s activities (for example, providing financing or buying assets) either involve or are conducted on behalf of an investor that has disproportionately few voting rights”. Under this provision, we considered certain qualitative factors, including:

•	Whether the joint ventures’ operations are substantially similar in nature to those of the investors with disproportionately fewer voting rights-

The operations of the joint ventures (i.e. to own and operate income- producing commercial properties for investment purposes) are substantially similar to those of each venturer. Accordingly, there is no unique correlation between the operations of the joint venture and the operations of venturers having disproportionately fewer voting rights, as compared to venturers having disproportionately greater voting rights;

•	Whether the joint ventures’ operations are more important to certain investors with disproportionately fewer voting rights-

The importance of the joint ventures’ operations relative to the ventures will vary based on the volume of total operations for the respective venturers. Total operations for the venturers are dependent on many factors, including the number of properties owned, leasing activity, etc. Accordingly, there is no unique correlation between the importance of the operations of the joint venture relative to the ventures having disproportionately fewer voting rights, as compared to ventures having equal or disproportionately greater voting rights;

•	The kinds of decisions in which venturers with disproportionately fewer voting rights participate and the extent of their participation-

Major decisions, which include, among other things, property acquisitions, borrowings funds, changing property managers, incurring obligations in excess of $15,000, etc., must be approved unanimously by all of the venturers. Accordingly, there is no unique correlation between the participation in major decisions by venturers having disproportionately fewer voting rights, as compared to venturers having disproportionately greater voting rights; and

•	Whether investors with disproportionately fewer voting rights are obligated to fund operating losses of the entity, or if the entity is economically dependent on such venturers-

Each venturer, including those with disproportionately fewer voting rights, is obligated to fund the losses of the joint venture equal to its respective ownership interest without regard to voting rights. None of the ventures are economically dependent upon an individual venturer. Accordingly, there is no unique correlation between the obligations to fund losses or economic dependence of venturers having disproportionately fewer voting rights, as compared to venturers having disproportionately greater voting rights.

In summary, the qualitative analysis above illustrates that not substantially all of the joint ventures’ activities involve or are conducted on behalf of investors with disproportionately fewer voting rights. Therefore, we have concluded that such joint ventures do not fall within the definition of a VIE and, therefore, are not subject to consolidation under the provisions of FIN 46(R).

FIN 46(R) refers to an enterprise that consolidates a VIE as the primary beneficiary of that VIE. We did not consider the issue of whether we were the primary beneficiary of our equity method investments, as we concluded that such investments are not VIEs.

We have determined that additional clarification to our disclosures would enhance reporting for Wells Fund VIII. Accordingly, we intend to incorporate the following disclosure in our future periodic SEC filings under the Securities Exchange Act of 1934 within the footnotes, Summary of Significant Accounting Policies, Investment in Joint Ventures section (Note: Our intended revised wording is underlined below):

The Partnership does not have control over the operations of the Joint Ventures; however, it does exercise significant influence. Approval of the Partnership as well as the other joint venture partners is required for any major decision or any action that would materially affect the Joint Ventures, or their real property investments. Accordingly, the Partnership’s investments in the Joint Ventures are recorded using the equity method of accounting, whereby original investments are recorded at cost and subsequently adjusted for contributions, distributions, and net income (loss) attributable to the Partnership. Pursuant to the terms of the joint venture agreements, all income and distributions are allocated to joint venture partners in accordance with their respective ownership interests. Distributions of net cash from operations are distributed to the joint venture partners on a quarterly basis.

The Partnership adopted FIN 46(R) effective March 31, 2004. The Partnership owns interests in certain unconsolidated joint venture partnerships (see Note     ). The joint venture partners of our unconsolidated joint ventures in which the Partnership owns an interest have disproportionate voting rights for certain major decisions relative to their obligations to absorb expected losses and rights to receive residual returns of the venture. However, management has evaluated such joint ventures and determined that they are not VIE’s under the provisions of FIN 46(R) because not substantially all of the activities of the joint ventures are conducted on behalf a joint venture partner with disproportionately fewer voting rights. Accordingly, the adoption of FIN 46(R) did not result in the consolidation of any previously unconsolidated entities.

We would like to acknowledge the following to the Commission with respect to the above-referenced filing and the comments of the Commission Staff related thereto:

•	Wells Fund VIII is responsible for the adequacy and accuracy of the disclosures provided in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filing; and

•	Wells Fund VIII may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Douglas P. Williams

Principal Financial Officer

of Wells Real Estate Investment Trust, Inc.

CC:	Mr. Eric McPhee, Securities and Exchange Commission
Mr. Leo F. Wells, President, Principal Executive Officer
Mr. Robert E. Bowers, Chief Financial Officer of Wells Capital, Inc.
Mr. Mark R. Kaspar, Ernst & Young LLP
Mr. Donald Kennicott, Holland & Knight, LLP

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